
02041150

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9861

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M&T BANK CORPORATION
One M&T Plaza
Buffalo, New York 14203

and

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN AND TRUST
One M&T Plaza
Buffalo, New York 14203

Table of Contents of Information Required in Report

Item 4. Financial Statements and Supplemental Schedule for the Plan.

The M&T Bank Corporation Retirement Savings Plan and Trust ("the Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing the financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedule for the years ended December 31, 2001 and 2000, are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedule have been examined by PricewaterhouseCoopers LLP, Independent Accountants, and their report is included therein.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the M&T Bank Corporation Employee Benefits Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN AND TRUST

By: 

Michael P. Pinto
M&T Bank Corporation Employee
Benefits Plan Committee

Date: June 27, 2002

Exhibit 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-32044, 333-16077 and 333-84384) of M&T Bank Corporation of our report dated June 20, 2002, relating to the financial statements and financial statement schedule, which appear in this Form 11-K. We also consent to the reference to us under the heading "Experts" in such Registration Statements.

PricewaterhouseCoopers LLP

Buffalo, New York
June 27, 2002

Exhibit 99.1

INDEX

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrative Committee of
the M&T Bank Corporation
Retirement Savings Plan and Trust

We have audited the accompanying statement of net assets available for plan benefits of the M&T Bank Corporation Retirement Savings Plan and Trust (the Plan) as of December 31, 2001 and 2000 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the M&T Bank Corporation Retirement Savings Plan and Trust at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Buffalo, New York
June 20, 2002

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN AND TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31 2001	December 31 2000
Assets		
Investments, at fair value:		
M&T Bank Corporation common stock	$192,807,797	185,443,820
Mutual funds	185,082,441	176,590,005
Loans to participants	6,692,253	6,396,490
Total investments	384,582,491	368,430,315
Cash	102,331	3,454,770
Accrued dividends	110,428	-
Due from broker	78,239	1,070,799
Total assets	384,873,489	372,955,884
Liabilities		
Due to broker	1,799	2,945,367
Net assets available for plan benefits	$384,871,690	370,010,517

See accompanying notes to financial statements.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Year ended December 31	
	2001	2000
Additions to net assets available for plan benefits		
Net investment income:		
Interest	$ 2,173,888	1,543,793
Dividends	4,117,802	2,926,782
Net appreciation (depreciation) in fair value of investments	(1,437,365)	72,450,136
Total net investment income	4,854,325	76,920,711
Contributions:		
Participant	20,818,558	15,425,351
Employer	9,959,646	7,660,242
Total contributions	30,778,204	23,085,593
Transfer of net assets related to:		
Matthews, Bartlett & Dedecker, Inc. 401(k) Savings Plan	-	2,838,933
Keystone Financial, Inc. 401(k) Savings Plan	-	71,752,582
Premier National Bancorp, Inc. Retirement & Thrift Plan	10,050,675	-
Total transfer of net assets	10,050,675	74,591,515
Total additions to net assets available for plan benefits	45,683,204	174,597,819
Deductions from net assets available for plan benefits		
Participant withdrawals	(30,822,031)	(17,630,305)
Net increase in net assets available for plan benefits	14,861,173	156,967,514
Net assets available for plan benefits at beginning of year	370,010,517	213,043,003
Net assets available for plan benefits at end of year	$384,871,690	370,010,517

See accompanying notes to financial statements.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN AND TRUST
Notes to Financial Statements

1. Description of plan

General

The following description of the M&T Bank Corporation Retirement Savings Plan and Trust ("the Plan") is provided for general information purposes and is qualified in its entirety by reference to the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility and participation

The Plan is a defined contribution plan and exists for the benefit of permanent employees of M&T Bank Corporation and its subsidiaries ("the Company"). Persons who are at least 21 years of age and have completed 12 months of continuous service are eligible to participate in the Plan. An eligible employee may elect to participate in the Plan as of the first day of the month coincident with or next following the month in which the employee became eligible. Effective March 9, 2001, former participants of the Premier National Bancorp, Inc. ("Premier") Retirement & Thrift Plan and eligible employees of Premier became eligible to elect to participate in the Plan. Effective October 7, 2000, former participants of the Keystone Financial, Inc. ("Keystone") 401(k) Savings Plan and eligible employees of Keystone became eligible to elect to participate in the Plan. Effective March 1, 2000, former participants of the Matthews, Bartlett & Dedecker, Inc. ("MBD") 401(k) Savings Plan and eligible employees of MBD became eligible to elect to participate in the Plan.

Administration

The Plan is administered by M&T Bank Corporation's Employee Benefits Plan Committee ("Administrative Committee") which is appointed by the Board of Directors of Manufacturers and Traders Trust Company ("M&T Bank"), a wholly owned subsidiary of M&T Bank Corporation ("M&T"). The assets of the Plan are held by M&T Bank, as Trustee. Excellus Business Services provides recordkeeping services on an individual participant basis to the Plan.

The Board of Directors of M&T Bank has the right to terminate, amend or modify the Plan at any time subject to the Plan provisions. Upon Plan termination, participants would receive the assets allocated to their accounts.

Contributions

Contributions to the Plan are made by participants through salary reduction and by the Company through employer matching contributions. Non-highly compensated participants may elect to reduce their compensation by a specified whole percentage not to exceed 15% and highly compensated participants may elect to reduce their compensation by a specified whole percentage not to exceed 10%. Both highly and non-highly compensated participants are subject to certain limitations under Section 401(k) and Section 415 of the Internal Revenue Code. The Company remits to the Plan on behalf of each participant the amount by which the participant's compensation is reduced. In addition, the Company makes an employer matching contribution in an amount equal to 75% of the participant's contribution. Such matching contribution is limited to 4.5% of the participant's compensation. Compensation is generally defined in the Plan to mean a participant's base salary and 75% of participants' sales commissions, for those participants paid primarily by commissions, only if the commissions are expected to exceed 50% of total pay, for the calendar year, but excluding any other form of additional compensation.

1. Description of plan, continued

Contributions, continued

Generally, an individual participant's total annual contribution may not exceed the lesser of 25% of compensation, as defined in the Internal Revenue Code, or $35,000, adjusted for inflation. An individual participant's pre-tax contribution was limited to $10,500 in 2001 and 2000. Contributions above this limit were made as after-tax contributions.

Newly hired employees may also contribute amounts representing rollover distributions from other qualified defined contribution and benefit plans within their first year of employment.

Participants' accounts, including all salary reduction contributions, employer matching contributions and earnings thereon, are at all times fully vested and nonforfeitable.

Investment programs

Participants may direct the investment of their contributions in 5% increments in any of several investment fund alternatives, which include mutual funds and a fund which invests in the common stock of M&T.

Participants may, in accordance with the rules of the Plan, transfer existing balances among the available investment funds, and/or redirect their current contributions into different funds daily. A participant may increase or decrease the percentage of salary reduction elected, effective the first day of any month. Contributions may be suspended at any time.

Employer matching contributions

Employer matching contributions are invested in the available funds in the same proportion as elected by the participants.

Loans to participants

Upon written application to the Administrative Committee, participants may borrow from their account an amount not to exceed the lesser of (1) 50% of the participant's vested account balance as of the most recent valuation date or (2) $50,000 reduced by the participant's highest outstanding loan balance in the twelve months prior to the date of loan origination. The minimum loan amount is $1,000. Loans bear interest at one percentage point above the prime rate designated by M&T Bank and are repaid in equal installments through after-tax payroll deductions for a period of up to five years. Participants are charged a one-time $125 administrative fee for each new loan processed, which is deducted from the loan proceeds and has been included in participant withdrawals in the statement of changes in net assets available for plan benefits.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN AND TRUST
Notes to Financial Statements, continued

1. Description of plan, continued

Withdrawals and distributions

A participant undergoing financial hardship may make withdrawals from the Plan while employed by the Company, subject to Plan limitations. Upon termination of employment for any reason, participants are entitled to a distribution of the full amount of individual account balances as of the revaluation date immediately following such termination of service.

Unless the participant elects otherwise, distribution of the full amount of the participant's account balance will be made no later than 60 days after the close of the calendar year in which the last of the following occurs: (a) the participant attains age 65, (b) the tenth anniversary of the year in which participation began, or (c) the participant terminates service with the Company. The participant may elect to defer distribution of either the minimum required under Internal Revenue Code Section 401 (a)(9) or the entire balance, until no later than April 1 of the calendar year following the year in which age 70-1/2 is attained or until the participant's termination of employment.

2. Summary of significant accounting policies

Basis of accounting

The accounts of the Plan are maintained on the accrual basis. Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investments

Investments are reported at fair value. Investments in the common stock of M&T are valued using the last reported sales price prior to the close of the Plan year. Investments in mutual funds are valued at the net asset value of shares held at the end of the Plan year. Investments representing 5% or more of net assets available for Plan benefits as of the dates indicated were as follows:

	December 31 2001	December 31 2000
M&T Bank Corporation common stock	$192,807,797	185,443,820
VISION Group of Funds, Inc. Money Market Fund	40,867,772	36,122,574
VISION Group of Funds, Inc. Mid Cap Stock Fund	37,895,766	38,382,029
The Vanguard Inc. Institutional Index Fund	27,377,626	27,812,332

2. Summary of significant accounting policies, continued

Investments, continued

Loans to participants are valued by the Administrative Committee as no active market exists for such loans. The fair value of loans, which are fully secured by a portion of the participants' vested benefits, was estimated to approximate the outstanding principal balance of the loans at both December 31, 2001 and 2000.

Investment income of the M&T stock fund and the mutual funds is allocated to participants based on their proportionate share of the net assets of the respective investment fund. Interest income on loans to participants is allocated to participants based on their respective loan agreement.

Statement of Changes in Net Assets Available for Plan Benefits

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in fair value of investments which consists of the realized gains and losses from the sale of investments and the unrealized appreciation (depreciation) on investments. The Plan's investments appreciated (depreciated) in value as follows:

	For the year ended December 31,	
	2001	2000
M&T Bank Corporation stock fund	$ 12,240,066	71,242,487
Mutual funds	(13,677,431)	1,207,649
Net appreciation (depreciation) in fair value of investments	$ (1,437,365)	72,450,136

Administrative expenses

Expenses related to administration of the Plan are paid by the Company. Brokerage commissions for acquiring or selling securities are paid by the Plan. The Plan incurred brokerage commissions in 2001 and 2000 totaling $11,303 and $12,433, respectively. These amounts have been included in the statement of changes in net assets available for plan benefits in net appreciation (depreciation) in fair value of investments.

3. Income taxes

The Internal Revenue Service issued a favorable determination letter in 1998 regarding the qualified and tax-exempt status of the Plan under Sections 401 and 501 of the Internal Revenue Code. Subsequent to receipt of the favorable determination letter, the Plan was amended. The Administrative Committee is of the opinion that the amendments did not affect the qualified and tax-exempt status of the Plan and, accordingly, no provision has been made for income taxes.

3. Income taxes, continued

Participants are not subject to federal or state income tax on employer matching contributions and pre-tax participant salary reduction contributions until such contributions are withdrawn or distributed. Participants are also not subject to federal or state income tax on the earnings and appreciation of the assets of the Plan until such amounts are withdrawn or distributed.

4. Plan amendments

Effective March 1, 2000, the Plan was amended to grandfather past service for former MBD employees for eligibility purposes. The Plan was further amended to reflect the transfer of assets from the Matthews, Bartlett & Dedecker, Inc. 401(k) Savings Plan on August 15, 2000.

Effective October 7, 2000, the Plan was amended to grandfather past service for former Keystone employees for eligibility purposes. Effective December 1, 2000, the Plan was amended to transfer the accounts from the Keystone Financial, Inc. 401(k) Savings Plan into the Plan.

Effective February 9, 2001, the Plan was amended to grandfather past service for former Premier employees for eligibility purposes and to clarify the Plan's eligibility rules for former employees of Premier. Effective May 1, 2001, the Plan was amended to transfer the accounts from the Premier National Bancorp, Inc. Retirement & Thrift Plan into the Plan.

Effective June 19, 2001, the Plan was amended to provide that former CFS Bank employees who became employees of M&T Mortgage Corporation, a wholly owned subsidiary of M&T Bank, on April 3, 2000 receive eligibility credit for their prior service with CFS Bank. The Plan was further amended to bring it in line with current administrative practices.

Effective January 1, 2002, the Plan was amended to convert the portion of the Plan comprised of the M&T Bank Corporation stock fund and the Money Market Fund into a stock bonus plan intended to be an Employee Stock Ownership Plan. As such, effective January 1, 2002, the Plan is a combined profit sharing plan/stock bonus plan.

5. Related party transactions

The Plan acquired, during 2001, 102,804 shares of M&T common stock at a cost of $7,637,779, in 15 open market transactions, and on May 2 and June 22, 2001, in 2 transactions, 6,386 shares at a fair value of $458,482, in the transfer of accounts from the Premier National Bancorp, Inc. 401(k) Plan. The Plan disposed of, in 148 transactions, 189,664 shares of M&T common stock, which resulted in proceeds of $12,972,350 and realized gains of $8,329,028. At December 31, 2001, the Plan held 2,646,641 shares of M&T common stock with a fair value of $192,807,797.

5. Related party transactions, continued

The Plan acquired, during 2000, 172,978 shares of M&T common stock at a cost of $8,039,023, in 13 open market transactions, and on December 1, 2000, 272,748 shares at a fair value of $14,935,680, in the transfer of accounts from the Keystone Financial, Inc. 401(k) Plan. The Plan disposed of, in 40 transactions, 323,411 shares of M&T common stock, which resulted in proceeds of $16,677,210 and realized gains of $5,934,704. At December 31, 2000, the Plan held 2,727,115 shares of M&T common stock with a fair value of $185,443,820.

On September 19, 2000, M&T's Board of Directors authorized a ten-for-one split of M&T's common stock, payable to stockholders of record on September 29, 2000. All share data presented herein have been restated to give effect to the ten-for-one stock split.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Name and title of issue	Number of shares or principal amount	Fair value
Common stock		
Financial:		
M&T Bank Corporation*	2,646,641	$ 192,807,797
Mutual fund investments		
Berger Associates, Inc. Small Cap Value Fund	346,951	9,766,674
Federated Institutional Prime Obligations Fund	5,335,157	5,335,157
Harbor Capital Advisors, Inc. Capital Appreciation Fund	261,077	7,631,268
Janus Distributors, Inc. Overseas Fund	591,599	12,009,452
Morgan Stanley Institutional Fund Trust Mid Cap Growth Portfolio	789	13,761
The Vanguard Inc. Balanced Index Fund	292,647	5,226,680
The Vanguard Inc. Institutional Index Fund	261,013	27,377,626
VISION Group of Funds, Inc. International Equity Fund	194,042	1,676,519
VISION Group of Funds, Inc. Large Cap Core Fund	1,316,550	11,269,671
VISION Group of Funds, Inc. Large Cap Value Fund	411,239	4,359,129
VISION Group of Funds, Inc. Mid Cap Stock Fund	2,740,113	37,895,766
VISION Group of Funds, Inc. Money Market Fund	40,867,772	40,867,772
VISION Group of Funds, Inc. Small Cap Stock Fund	685,544	6,992,548
VISION Group of Funds, Inc. U.S. Government Securities Fund	1,544,828	14,660,418
		185,082,441
Loans to participants		
5.75%-10.50%, fully secured by vested benefits, due 2002 through 2006	$ 6,692,253	6,692,253
Total investments		$ 384,582,491

* See note 5 of notes to financial statements.